Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Ninth Meeting of the Fifth Session of the Board of

Supervisors of China Life Insurance Company Limited

The ninth meeting (the “Meeting”) of the fifth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on December 20, 2016 at the conference room located at A16 of China Life Plaza in Beijing. The supervisors were notified of the Meeting by way of a written notice dated December 6, 2016. All five supervisors of the Company attended the Meeting in person, including Miao Ping, chairperson of the Supervisory Board, Shi Xiangming, Xiong Junhong, Zhan Zhong and Wang Cuifei, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Mr. Miao Ping. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	The Proposal regarding the 2017 Work Plan of the Supervisory Board of the Company

Voting result: 5 for, 0 against, with no abstention

2.	The Proposal regarding the Development Plan Outline of the Thirteenth Five Year Plan of the Company

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

December 20, 2016